 Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7	56 Temperance Street
Suite501
Toronto, Ontario M5H 3V5 CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

Gammon Gold Announces Significant Drill Results for Reserve Expansion and Four New Discoveries at Ocampo

Toronto, December 9, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to provide and update of drill results from the Ocampo exploration program.

As of October 31, 2010, the Company has completed a total of 105,903 metres of drilling at Ocampo, utilizing twelve drill rigs working on surface and underground.

Reserve Drilling Highlights

Santa Eduviges

•	Drilling highlights include:
	o	Hole OU-823, 3.5 metres grading 16.78 grams per tonne gold equivalent(1)
	o	Hole OU-825, 9.3 metres grading 20.63 grams per tonne gold equivalent(1)
	o	Hole OU-826, 1.9 metres grading 48.58 grams per tonne gold equivalent(1)
	o	Hole OU-859, 1.6 metres grading 31.48 grams per tonne gold equivalent(1)

San Amado

•	Drilling highlights include:
	o	Hole OU-863, 1.0 metres grading 51.95 grams per tonne gold equivalent(1)
	o	Hole OU-909, 1.3 metres grading 96.55 grams per tonne gold equivalent(1)
	o	Hole OU-913, 0.9 metres grading 12.92 grams per tonne gold equivalent(1)
	o	Hole OU-917, 1.7 metres grading 10.03 grams per tonne gold equivalent(1)

Rosario

•	Drilling highlights include:
	o	Hole OU-900, 2.0 metres grading 10.84 grams per tonne gold equivalent(1)
	o	Hole OU-901, 1.9 metres grading 11.05 grams per tonne gold equivalent(1)
	o	Hole OU-903, 5.8 metres grading 13.88 grams per tonne gold equivalent(1)

Las Molinas Area

•	Drilling highlights include:
	o	Hole OU-971, 3.6 metres grading 4.75 grams per tonne gold equivalent(1)
	o	Hole OU-972, 7.5 metres grading 5.48 grams per tonne gold equivalent(1)

“The reserve drilling program has been progressing very well in the past 5 months, especially at Santa Eduviges where both widths and grades have surpassed our expectations and at San Amado where we continue to intercept bonanza grades” said Chris Bostwick, Senior Vice President, Technical Services. He continued, “Not only do we anticipate these results to further add to our year end reserves, but our current accelerated development program will allow for mining by mid-2011”

(1)     Using the Company’s long term gold equivalency ratio of 55:1

New Discoveries

El Rayo

•	New vein between the Santa Juliana and Belen Veins just 100 metres from existing underground infrastructure
•	200 metres strikelength that is not included in current reserves has been tested with 12 drill holes
•	To date, five drill holes have shown grades above present underground cut-offs
•	Highlights include:
	o	Hole OG-1128, 1.7 metres grading 33.29 grams per tonne gold equivalent(1)
	o	Hole OG-1172, 0.6 metres grading 9.63 grams pert tonne gold equivalent(1)

Balvanera

•	The Balvanera underground vein extension, thus far covers an approximate strike length of 100 metres not included in present reserves
•	12 diamond drill holes have been completed to date totaling 914 metres.
•	Drilling highlights include:
	o	Hole OG-1144, 1.2 metres grading 3.84 grams per tonne gold equivalent(1)
	o	Hole OG-1125, 0.5 metre grading 14.59 grams per tonne gold equivalent(1)

Stockwork Hill

  Three northwest-striking altered and variably-mineralized structures defined southeast of the NE underground mine.
  Nine diamond drill holes have been completed totaling 1,960 metres
  Drilling highlights include: o Hole OG-1109, 0.5 metres grading 5.47 grams per tonne gold equivalent(1)

Polvorin

  Discovered a new outcropping vein located north of the Company’s mine offices, after which a drill program was designed to test the target.
  12 diamond drill holes have been completed to date for 2,178 metres.
  Drilling highlights include:
       o    Hole OG-1064, 0.6 metres grading 17.45 grams per tonne gold equivalent(1)

“The exploration program continues to deliver excellent results at Ocampo. Not only have we been able to delineate numerous high-grade drill intercepts on known veins, we have identified a number of new discoveries.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “The success of our exploration program year to date has resulted in our expansion of the program to year end and bodes well for the future of the Ocampo mine.”

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo surface exploration were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. Sample lengths are not necessarily true widths.

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo underground exploration were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. Sample lengths are not necessarily true widths.

Note: All gold equivalent grades are calculated at the Companies long term ratio of 55:1.

(1)    Using the Company’s long term gold equivalency ratio of 55:1

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico, the Venus project located north of the Ocampo mine, and the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its development program, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

Appendix 1.

Ocampo Underground Exploration Update

To date, the Company has completed 285 drill holes for 50,300 meters of underground drilling and 5,300 metres of new exploration drifting in 2010. Since May 2010, underground drilling has focused on six main areas including: Aventurero, Santa Juliana, San Amado, Santa Eduviges, Rosario and the Los Molinos Area. Six drills are currently drilling underground.

Aventurero

  Launched a definition drilling program in May 2010 that is focused on adding resources at depth

Santa Juliana

  Drilling program has focused on the intersection of Santa Juliana and Aventurero veins
  Approximately 320 metres have been defined along strike and over 300 metres of elevation at the Santa Juliana / Aventurero veins

San Amado

  Drilling program has defined a continuous high-grade zone of approximately 500 metres in strike length

Rosario

  Successful drilling program underway
  Near-collar intercepts have also defined northeast-striking ore-grade structures similar in character to the nearby Santa Juliana vein.

Santa Eduviges

  Drilling program focused on better defining known mineralization along strike and at depth.
       o    Two of the principal structures appear to join at depth as indicated by recent drilling results
  Recent drilling results indicate that several of the seven known structures continue at depth and ore grade mineralization has been defined as deep as the 1635 elevation, 200 metres below the current mining elevation.

Las Molinas Area

  Targeting high elevation mineralization amenable to open pitting.
  The results of OU-972 are particularly encouraging as they confirm the presence of an additional vein in the Las Molinas vein complex, Los Monos, which has been intersected in one other drill hole, 730 metres to the northeast.
Ocampo Surface Exploration Update

An aggressive surface exploration program continued at Ocampo focused on combined target generation, drilling supervision and logging at the Altagracia-Belen Sur, Resurreccion, Santa Juliana, and Belen targets.

Diagram 1: Ocampo Site Map

Table 1: Significant Ocampo Underground Drilling Results
(above 2.00 grams per tonne gold equivalent)

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Au Eq. (55) (g/t)	Target
OU-873	168.3	168.7	0.4	2.59	605	13.59	Santa Juliana
OU-875	176.4	177.2	0.8	3.48	60	4.57	Aventurero
OU-876	186.8	187.6	0.8	2.88	25	3.34	Aventurero
OU-878	167.1	167.6	0.5	1.84	233	6.08	Aventurero
OU-878	179.7	182.2	2.5	0.68	99	2.48	Santa Juliana
OU-881	226.9	229.1	2.2	4.26	181	7.55	Aventurero
OU-881	233.0	233.4	0.4	4.11	430	11.93	Aventurero
OU-882	133.9	134.4	0.4	1.42	147	4.09	Aventurero
OU-970	69.7	69.9	0.2	2.63	18	2.96	Las Molinas
OU-970	79.7	80.5	0.8	2.48	46	3.31	Las Molinas
OU-970A	23.5	23.8	0.3	2.74	53	3.69	Las Molinas
OU-971	54.7	56.4	1.7	4.76	28	5.28	Las Molinas
OU-971	88.5	92.1	3.6	3.91	46	4.75	Las Molinas
OU-972	26.8	34.3	7.5	5.10	21	5.48	Las Molinas
OU-972	163.5	164.2	0.7	2.92	44	3.73	Las Molinas
OU-846	8.5	9.6	1.1	5.76	191	9.23	Rosario
OU-846	12.0	13.5	1.5	1.04	94	2.74	Rosario
*OU-846	113.1	117.0	3.9	0.99	125	3.26	Rosario
OU-847	8.0	9.2	1.3	2.62	69	3.87	Rosario
OU-847	91.7	92.2	0.5	1.04	137	3.53	Rosario
OU-850	20.4	23.2	2.9	1.72	171	4.82	Rosario
OU-851	29.4	30.0	0.6	1.09	87	2.68	Rosario
OU-897	6.4	7.5	1.2	2.32	87	3.90	Rosario
OU-898	3.2	4.6	1.5	4.16	240	8.52	Rosario
OU-900	98.1	100.1	2.0	7.41	189	10.84	Rosario
OU-901	75.0	76.9	1.9	4.12	381	11.05	Rosario
OU-903	56.3	62.0	5.8	5.64	453	13.88	Rosario
OU-903	91.5	92.5	1.0	2.35	206	6.10	Rosario
OU-903	105.5	105.9	0.4	2.82	191	6.29	Rosario
*OU-863	160.9	161.9	1.0	35.28	917	51.95	San Amado
*OU-863	164.9	165.4	0.5	5.35	367	12.02	San Amado
OU-866	190.8	191.8	1.0	1.29	97	3.04	San Amado
OU-866	197.5	198.0	0.5	1.45	62	2.57	San Amado
OU-907	170.2	171.6	1.4	0.65	101	2.49	San Amado
*OU-909	132.2	133.5	1.3	76.44	1,106	96.55	San Amado
OU-913	132.1	133.0	0.9	8.67	234	12.92	San Amado
OU-913	209.9	210.3	0.4	2.24	136	4.71	San Amado
OU-913	213.0	214.9	1.8	2.43	127	4.74	San Amado
OU-915	175.6	176.0	0.3	0.84	99	2.65	San Amado
OU-917	143.5	145.2	1.7	6.67	185	10.03	San Amado
OU-917	153.3	154.5	1.2	3.29	116	5.40	San Amado
OU-917	160.1	160.9	0.8	2.14	65	3.31	San Amado
OU-823	206.5	210.0	3.5	13.47	182	16.78	Santa Eduviges

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Au Eq. (55) (g/t)	Target
OU-825	220.3	222.0	1.7	1.08	88	2.68	Santa Eduviges
OU-825	223.3	223.9	0.6	1.33	81	2.81	Santa Eduviges
OU-825	230.0	231.0	1.0	7.53	20	7.89	Santa Eduviges
OU-825	237.9	247.2	9.3	12.78	432	20.63	Santa Eduviges
OU-826	280.7	282.6	1.9	34.90	752	48.58	Santa Eduviges
*OU-859	3.0	4.6	1.6	0.12	1,725	31.48	Santa Eduviges
OU-861	244.0	245.5	1.5	0.37	272	5.32	Santa Eduviges
OU-861	251.0	253.4	2.4	3.48	4	3.55	Santa Eduviges
OU-861	258.8	259.5	0.8	3.05	1	3.07	Santa Eduviges
OU-864	204.9	205.4	0.6	5.60	5	5.69	Santa Eduviges
*OU-864	208.7	213.9	5.3	2.64	27	3.12	Santa Eduviges
OU-921	83.5	88.1	4.6	1.94	50	2.84	Santa Eduviges
*OU-922	121.5	122.0	0.5	3.98	50	4.89	Santa Eduviges
*OU-923	110.1	110.7	0.6	1.99	108	3.95	Santa Eduviges
OU-923	128.7	129.8	1.1	0.82	95	2.55	Santa Eduviges
OU-924A	118.0	123.8	5.8	1.59	88	3.18	Santa Eduviges
OU-924A	127.0	128.0	1.0	2.53	4	2.61	Santa Eduviges
OU-924A	196.1	196.6	0.5	2.75	52	3.70	Santa Eduviges
OU-925	128.4	129.8	1.4	0.10	127	2.42	Santa Eduviges
OU-925	147.0	149.5	2.5	1.37	50	2.28	Santa Eduviges
OU-926	180.0	181.7	1.7	3.48	14	3.73	Santa Eduviges
OU-926	211.6	212.7	1.1	2.52	2	2.55	Santa Eduviges
OU-927	106.5	109.5	3.0	2.44	241	6.81	Santa Eduviges
OU-927	124.5	124.8	0.3	2.70	0	2.70	Santa Eduviges
OU-927	127.5	128.1	0.6	2.78	1	2.79	Santa Eduviges

* Indicates previously released drill results

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures, with an AA finish. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not true widths.

Table 2: Significant Ocampo Surface Drilling Results
(Above 0.30 grams per tonne gold equivalent)

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Au Eq. (55) (g/t)	Target
OG-1098	22.4	22.9	0.5	0.97	67	2.20	Altagracia-lower
OG-1098	34.6	42.1	7.6	0.36	18	0.69	Altagracia-lower
OG-1102	58.2	59.4	1.2	0.49	39	1.20	Altagracia-lower
OG-1102	61.5	63.1	1.6	0.57	13	0.80	Altagracia-lower
OG-1102	79.7	80.6	0.9	0.56	49	1.45	Altagracia-lower
OG-1105	39.1	40.1	1.0	0.22	50	1.12	Altagracia-lower
OG-1105	64.0	65.2	1.2	0.78	50	1.69	Altagracia-lower
OG-1105	70.2	70.8	0.5	2.68	33	3.28	Altagracia-lower
OG-1105	71.3	71.8	0.5	9.43	75	10.79	Altagracia-lower
OG-1105	72.3	73.6	1.3	1.04	15	1.31	Altagracia-lower
OG-1105	75.1	76.1	1.1	4.91	610	16.00	Altagracia-lower
OG-1105	76.1	77.2	1.1	0.74	69	2.00	Altagracia-lower
OG-1105	81.4	81.9	0.5	1.27	120	3.45	Altagracia-lower
OG-1126	91.1	92.3	1.2	1.84	66	3.04	Altagracia-lower
OG-1126	100.6	102.1	1.5	1.71	155	4.52	Altagracia-lower
OG-1126	105.9	108.4	2.5	0.35	9	0.50	Altagracia-lower
OG-1119	0.0	6.8	6.8	0.92	55	1.92	Aventurero - Balv
OG-1119	17.2	17.7	0.5	1.38	53	2.34	Aventurero - Balv
OG-1119	72.0	72.5	0.5	0.79	0	0.79	Aventurero - Balv
OG-1114	27.1	28.3	1.2	3.57	15	3.84	Balvanera
OG-1114	68.3	75.6	7.3	0.40	47	1.26	Balvanera
OG-1116	25.3	26.4	1.1	1.11	11	1.30	Balvanera
OG-1116	26.4	28.5	2.1	0.73	5	0.81	Balvanera
OG-1125	5.0	6.0	1.0	1.21	6	1.32	Balvanera
OG-1125	10.9	13.1	2.2	1.40	0	1.40	Balvanera
OG-1125	21.0	22.0	1.0	4.73	0	4.73	Balvanera
OG-1125	23.4	24.6	1.2	3.53	9	3.70	Balvanera
OG-1125	29.0	30.3	1.3	2.39	0	2.39	Balvanera
OG-1125	30.3	30.8	0.5	14.40	11	14.59	Balvanera
OG-1002	99.6	100.1	0.5	5.37	252	9.95	Belen
OG-1002	100.7	105.0	4.3	0.07	24	0.50	Belen
OG-1002	105.5	106.1	0.6	0.07	880	16.07	Belen
OG-1002	124.6	125.5	0.9	0.00	53	0.96	Belen
OG-1005	107.2	109.0	1.8	0.45	31	1.01	Belen
OG-1008	118.4	122.4	3.9	0.21	42	0.97	Belen
OG-1009	104.3	107.7	3.4	3.43	71	4.73	Belen
OG-1010	110.6	112.0	1.5	0.29	61	1.40	Belen
OG-1012	122.9	123.5	0.5	2.68	124	4.93	Belen
OG-1012	127.5	131.0	3.6	0.15	18	0.47	Belen
OG-1012	135.0	136.4	1.4	0.24	22	0.65	Belen
OG-1012	137.9	138.4	0.5	1.21	118	3.36	Belen
OG-1016	116.7	121.8	5.1	0.99	129	3.33	Belen
OG-1017	121.8	122.9	1.1	1.43	74	2.78	Belen
OG-1020	140.7	142.3	1.6	0.12	17	0.43	Belen

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Au Eq. (55) (g/t)	Target
OG-1024	127.7	129.8	2.2	0.16	62	1.28	Belen
OG-1024	140.2	141.6	1.4	1.25	127	3.56	Belen
OG-1025	136.0	137.4	1.4	0.07	66	1.27	Belen
OG-1025	149.0	149.5	0.5	0.36	41	1.11	Belen
OG-1025	159.4	160.2	0.8	1.35	180	4.62	Belen
OG-1028	144.7	147.0	2.3	0.07	14	0.33	Belen
OG-1034	149.2	150.5	1.3	0.11	26	0.58	Belen
OG-1038	142.0	142.5	0.5	0.56	23	0.98	Belen
OG-1038	157.5	159.0	1.5	0.09	24	0.53	Belen
OG-1046	165.6	166.2	0.6	0.00	49	0.89	Belen
OG-1046	167.4	168.0	0.5	0.20	34	0.82	Belen
OG-1053	155.6	156.4	0.8	0.17	23	0.59	Belen
OG-1059	161.6	162.1	0.5	0.52	10	0.70	Belen
OG-1059	170.0	171.9	1.8	0.31	28	0.81	Belen
OG-1059	188.2	188.8	0.7	0.50	8	0.65	Belen
OG-1036	84.8	87.3	2.5	0.10	51	1.02	Belen Sur
OG-1036	90.5	92.5	2.0	0.21	132	2.61	Belen Sur
OG-1036	96.5	102.3	5.8	0.03	58	1.09	Belen Sur
OG-1036	104.3	107.6	3.3	0.06	145	2.70	Belen Sur
OG-1040	194.3	194.8	0.5	1.41	141	3.97	Belen Sur
OG-1042	58.5	60.0	1.5	0.00	37	0.67	Belen Sur
OG-1042	67.9	73.2	5.3	0.05	77	1.45	Belen Sur
OG-1042	73.7	75.0	1.3	0.03	58	1.09	Belen Sur
OG-1042	104.7	106.3	1.6	0.74	83	2.25	Belen Sur
OG-1043	144.8	153.9	9.2	0.12	21	0.50	Belen Sur
OG-1043	158.1	159.1	1.0	1.18	197	4.76	Belen Sur
OG-1043	166.3	166.8	0.5	10.95	302	16.44	Belen Sur
OG-1044	3.2	6.1	3.0	0.00	60	1.09	Belen Sur
OG-1047 A	76.0	76.5	0.5	0.30	22	0.70	Belen Sur
OG-1049	15.4	16.1	0.7	0.73	9	0.89	Belen Sur
OG-1049	86.2	87.6	1.4	0.77	45	1.58	Belen Sur
OG-1071	21.9	22.4	0.5	0.21	16	0.51	Belen Sur
OG-1071	72.2	73.0	0.8	0.07	76	1.45	Belen Sur
OG-1071	80.7	81.2	0.5	0.99	97	2.75	Belen Sur
OG-1074	5.1	5.6	0.5	0.42	22	0.82	Belen Sur
OG-1074	10.1	12.9	2.8	0.11	21	0.49	Belen Sur
OG-1074	18.9	21.4	2.5	0.70	52	1.65	Belen Sur
OG-1074	31.5	35.3	3.8	0.22	19	0.57	Belen Sur
OG-1074	35.3	39.5	4.2	1.90	58	2.95	Belen Sur
OG-1084	26.3	27.3	1.0	0.00	34	0.62	Belen Sur
OG-1084	48.8	51.0	2.2	0.85	45	1.68	Belen Sur
OG-1084	57.5	58.0	0.5	0.87	38	1.56	Belen Sur
OG-1084	59.8	62.5	2.8	0.30	29	0.82	Belen Sur
OG-1084	62.5	65.1	2.6	2.39	211	6.23	Belen Sur
OG-1084	70.0	74.7	4.7	0.45	40	1.18	Belen Sur
OG-1084	169.1	169.6	0.5	1.54	72	2.85	Belen Sur
OG-1123	38.1	38.6	0.5	0.00	274	4.98	El Rayo

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Au Eq. (55) (g/t)	Target
OG-1123	44.8	48.2	3.5	0.79	18	1.11	El Rayo
OG-1128	44.8	45.4	0.6	2.76	5	2.85	El Rayo
OG-1128	53.5	55.2	1.7	24.95	459	33.29	El Rayo
OG-1128	54.7	56.3	1.7	0.63	87	2.21	El Rayo
OG-1138	39.6	40.6	1.0	3.45	78	4.86	El Rayo
OG-1146	43.5	44.5	1.0	3.05	182	6.36	El Rayo
OG-1151	189.7	190.2	0.5	2.92	0	2.92	El Rayo
OG-1157	97.4	98.0	0.6	0.91	76	2.29	El Rayo
OG-1157	214.9	215.6	0.7	0.40	35	1.03	El Rayo
OG-1172	21.4	22.0	0.6	8.75	48	9.63	El Rayo
OG-909	51.8	54.0	2.2	2.87	179	6.13	El Rayo
OG-911	58.7	67.5	8.8	0.97	143	3.57	El Rayo
OG-1111	50.1	50.7	0.6	5.86	282	10.99	San Juan Ext
OG-990	88.6	91.0	2.5	2.48	42	3.24	Picacho
OG-990	248.1	248.6	0.5	1.42	113	3.47	Picacho
OG-990	288.2	288.8	0.6	2.12	174	5.28	Picacho
OG-990	290.6	291.8	1.1	0.49	44	1.29	Picacho
OG-990	292.8	294.0	1.1	0.40	44	1.20	Picacho
OG-1000	277.1	279.5	2.4	2.43	159	5.33	Picacho
OG-1000	279.5	284.7	5.2	0.63	46	1.46	Picacho
OG-1000	296.3	300.5	4.3	0.45	45	1.27	Picacho
OG-1000	309.1	309.7	0.6	1.44	225	5.53	Picacho
OG-1000	314.5	315.5	1.0	1.19	179	4.44	Picacho
OG-1000	319.9	321.7	1.8	0.23	31	0.78	Picacho
OG-1000	323.3	324.3	1.0	0.27	25	0.73	Picacho
OG-1006	155.8	156.6	0.8	0.24	26	0.71	Picacho
OG-1006	343.1	344.3	1.2	0.62	1	0.63	Picacho
OG-1013	227.4	228.6	1.2	0.00	93	1.69	Picacho
OG-1018	144.2	144.7	0.5	0.48	8	0.63	Picacho
OG-1018	310.5	311.3	0.8	0.61	0	0.61	Picacho
OG-1022	261.3	261.8	0.5	1.85	258	6.54	Picacho
OG-1022	316.9	318.3	1.4	0.41	32	0.98	Picacho
OG-1023	218.1	218.6	0.5	1.40	61	2.51	Picacho
OG-1023	350.0	350.5	0.5	0.19	36	0.84	Picacho
OG-1023	359.8	360.3	0.5	0.24	26	0.71	Picacho
OG-1023	383.8	384.3	0.6	0.26	39	0.96	Picacho
OG-1023	394.2	395.5	1.3	0.50	9	0.67	Picacho
OG-1027	184.1	184.6	0.5	0.74	216	4.67	Picacho
OG-1027	280.9	282.4	1.5	0.49	31	1.06	Picacho
OG-1037	195.0	195.6	0.7	0.64	17	0.95	Picacho
OG-1037	261.1	262.8	1.6	0.66	56	1.67	Picacho
OG-1075	16.4	17.1	0.7	0.18	18	0.51	Picacho
OG-1075	222.1	222.7	0.6	0.00	65	1.18	Picacho
OG-1064	36.5	37.1	0.6	6.60	597	17.45	Polvorin
OG-1067	92.5	93.0	0.5	0.49	35	1.13	Polvorin
OG-1073	73.0	73.6	0.5	0.31	20	0.68	Polvorin
OG-1087	34.9	36.1	1.2	1.09	6	1.20	Refugio Norte

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Au Eq. (55) (g/t)	Target
OG-1087	46.8	47.6	0.8	0.84	51	1.77	Refugio Norte
OG-1081	22.0	22.7	0.7	0.26	23	0.68	Resureccion
OG-1081	43.8	44.6	0.8	0.38	31	0.94	Resureccion
OG-1081	117.6	118.6	1.0	2.13	48	3.00	Resureccion
OG-1108	52.6	53.1	0.5	1.66	126	3.95	San Juan
OG-989	135.8	136.4	0.7	0.13	174	3.29	Santa Juliana
OG-991	128.5	130.5	2.1	0.30	9	0.47	Santa Juliana
OG-993	192.8	203.4	10.7	0.84	120	3.01	Santa Juliana
OG-995	135.4	135.9	0.6	0.20	395	7.38	Santa Juliana
OG-997	189.7	190.6	0.9	2.66	158	5.53	Santa Juliana
OG-1004	166.5	167.2	0.7	1.29	153	4.07	Santa Juliana
OG-1007	179.1	180.1	1.0	2.15	635	13.70	Santa Juliana
OG-1011	156.3	157.8	1.5	0.27	38	0.95	Santa Juliana
OG-1019	136.7	137.2	0.5	0.09	31	0.65	Santa Juliana
OG-1021A	195.6	196.1	0.5	0.41	7	0.54	Santa Juliana
OG-1021A	209.0	209.6	0.6	0.25	34	0.87	Santa Juliana
OG-1021A	221.8	222.3	0.5	0.17	22	0.57	Santa Juliana
OG-1026	144.7	145.8	1.1	1.60	21	1.98	Santa Juliana
OG-1029	277.9	278.9	1.0	0.68	65	1.85	Santa Juliana
OG-1029	282.3	284.3	2.0	1.71	234	5.97	Santa Juliana
OG-1032	184.6	185.3	0.7	4.62	384	11.60	Santa Juliana
OG-1032	186.0	187.2	1.3	1.51	157	4.36	Santa Juliana
OG-1048	145.6	146.8	1.2	0.24	30	0.79	Santa Juliana
OG-1052	212.4	212.9	0.5	2.44	153	5.22	Santa Juliana
OG-1062	9.9	10.9	1.0	0.39	7	0.51	Santa Juliana
OG-1078	187.7	188.3	0.6	1.40	204	5.11	Santa Juliana
OG-1085	204.0	206.3	2.3	4.58	498	13.63	Santa Juliana
OG-1090	160.8	162.3	1.5	0.22	35	0.85	Santa Juliana
OG-1090	164.7	169.5	4.8	0.41	41	1.15	Santa Juliana
OG-1095	206.4	207.0	0.6	0.22	21	0.60	Santa Juliana
OG-1095	208.4	209.1	0.8	0.25	20	0.61	Santa Juliana
OG-1001	90.2	96.0	5.8	0.60	40	1.34	Santa Librada
OG-1001	145.2	146.0	0.8	0.00	62	1.13	Santa Librada
OG-1001	150.7	159.8	9.1	0.01	42	0.78	Santa Librada
OG-1014	92.5	97.5	5.0	0.47	34	1.09	Santa Librada
OG-1045	96.4	96.9	0.5	4.70	7	4.83	Santa Librada
OG-1051	103.4	104.0	0.6	0.32	15	0.59	Santa Librada
OG-1051	112.2	112.9	0.6	0.35	18	0.68	Santa Librada
OG-1072	255.4	256.2	0.8	1.45	20	1.82	Santa Librada
OG-1072	262.1	264.1	2.0	0.16	55	1.15	Santa Librada
OG-1072	264.1	264.6	0.5	0.24	137	2.73	Santa Librada
OG-1079	156.1	156.7	0.6	2.84	0	2.84	Santa Librada
OG-1086	220.2	221.6	1.4	0.00	90	1.64	Santa Librada
OG-1101	70.6	71.3	0.8	1.46	0	1.46	Santa Librada
OG-1101	119.9	120.7	0.9	0.43	0	0.43	Santa Librada
OG-1109	27.8	28.3	0.5	5.24	13	5.47	Stock Work Hill
OG-1112	99.5	101.0	1.6	0.47	0	0.47	Stock Work Hill

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with an AA finish. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.